STEM SALES, INC.

801 West Bay Drive, Suite 418

Largo, FL  33770

September 5, 2014

H. Roger Schwall

Assistant Director

Division of Corporate Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington D.C., 20549

Re:

Stem Sales, Inc.

Pre-effective Amendment 1 to Registration Statement on Form S-1

Filed August 1, 2014

File No. 333-197814

Dear Mr. Schwall:

Below are Stem Sales, Inc.’s. (“the Company’s”) responses to the SEC’s Comment Letter dated August 28, 2014.  On September 5, 2014, we transmitted via EDGAR the Company’s First Amendment to Registration Statement on Form S-1.

General

1.

Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.  Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

The Company, including its’ officers and directors, have not distributed or presented any communications, oral or written to any potential investors or to any broker dealer. In addition, the Company has not authorized any individual or company to distribute, present or otherwise communicate to any potential investor or broker dealer any information on behalf of Stem Sales, Inc.

2.

We note your disclosure at page I-9 that this offering is not being conducted in compliance with Rule 419, and that investors will not be entitled to protections normally afforded to investors in Rule 419 blank check offerings. However, it appears that Rule 419 applies to this offering.  Please advise.

We have amended the paragraph on page I-9 to correctly read as follows:

“We are a newly formed company that has conducted no operations and has generated no revenues. Until we complete our initial business combination, we will have no operations and will generate no operating revenues. In making your decision on whether to invest in our securities, you should take into account not only the background of our management team, but also the special risks we face as a blank check company, as well as the fact that this offering is being conducted in compliance with Rule 419 promulgated under the Securities Act of 1933, as amended, and, therefore, you will be entitled to protections normally afforded to investors in Rule 419 blank check offerings. You should carefully consider these and the other risks set forth in the section entitled “Risk Factors” beginning on page I-11 of this prospectus.”

3.

Please revise your disclosure to state that you are a shell company, as it appears from your disclosure that you meet the definition of a shell company set forth in Securities Act Rule 405.  Additionally, please disclose the consequences of that status, such as the limitations on the ability of your security holders to use Rule 144.

We have amended the disclosure to include the language specified for the definition of a shell company and the limitations of Rule 144.  Our disclosure now reads as follows:

“STEM is a shell company as defined in Rule 405 of the 1933 Securities Act rules.  A shell company is one that has no or nominal operations and assets consisting primarily of cash or cash equivalents.  As a shell company we are restricted in our use of Registrations on Form S-8; the limitations of using Rule 144 by security holders; and the lack of liquidity in our stock.

Rule 144(i) Unavailability to Securities of Issuers With No or Nominal Operations and No or Nominal Non-Cash Assets provides that Rule 144 is not available for the resale of securities initially issued by an issuer that is a shell company. We have identified our company as a shell company therefore the holders of our securities may not rely on Rule 144 to have the restriction removed from their securities without registration or until the company is no longer identified as a shell company.”

4.

Please revise to clarify whether this is a primary offering on behalf of the registrant or a secondary offering on behalf of selling shareholders.  In that regard, we note that your disclosure indicates that this is a primary offering.  However, we also note that on page I-24 you state that “each of the initial security holders paid $10,000 for their shares, or approximately $0.05 per share.  Selling at the offering price of $0.10 per share provides a small profit which we believe is a fair return on their investment.”  We also note in that regard your disclosure in Table 10.0 on page I-52, which states that your initial security holders will own 0% of the company’s shares if all offering shares are sold.

We have amended our disclosure and the paragraph on page I-24 and the table 10.0 on page I-52 to correctly read as follows:

“This is an initial public offering of our securities. Each share that we are offering has a fixed offering price of $0.10 for the duration of the offering or until we are listed on a national exchange or quoted on the OTCBB.  None of the current security holders is registering their shares for sale in this registration statement.”

“The price of the shares we are offering was arbitrarily determined. The offering price bears no relationship whatsoever to our assets or earnings. We believe that setting the offering price at $0.10 per share provides sufficient capital for management to be able to locate and complete a business transaction.”

The table 10.0 on page I-52 has been corrected to read:

Table 10.0 Security Holders

				Percent owned after offering is complete
Name of Security Holder	Shares beneficially owned as of the date of this prospectus [1]	Percent owned as of the date of this prospectus	Maximum number of shares to be sold pursuant to this prospectus	If All Offering shares sold [1]	If No Offering shares sold [2]	Position, Officer or other material relationship to the Company within last three years [3]
Robert M. Snibbe, Jr.	200,000	20%	-0-	10%	20%	Domestic partner of Bettina Elsner
Bettina Elsner	200,000	20%	-0-	10%	20%	Domestic partner of Robert M. Snibbe, Jr.
Jennifer M. Laws	200,000	20%	-0-	10%	20%
Jacob Fisher IV	200,000	20%	-0-	10%	20%
Charles G. Masters, Jr.	200,000	20%	-0-	10%	20%
Totals:	1,000,000	100%	-0-	50%	100%

[1] The number of shares held by the current Security Holders before and after the offering.

[2] The percentage held in the event none of the shares offered in the offering are sold.

[3] Bettina Elsner is the domestic partner of our President Robert M Snibbe, Jr.  Ms. Elsner has sole and dispositive rights over the disposal of her shares, and the voting rights attached thereto, and is not directly or indirectly influenced or controlled by her partner.  In the event of her death Mr. Snibbe would not have beneficial ownership of her shares.

5.

Please revise your disclosure throughout the filing to provide consistent disclosure regarding the terms of the offering.  For example, we note your disclosure on the prospectus cover page and on pages I-17, I-41, and I-42 that you will have 18 months from the closing of the offering to either effect a business combination or enter into a definitive agreement to effect a business combination. However, your disclosure on pages I-11 through I-13 states that you have 12 months from the closing of the offering to do so.  Please reconcile these disclosures or advise.

We have amended our disclosure throughout the document to reconcile that we will have 18 months from the effective date of the initial registration statement to effect a business combination.  The document should now be consistent throughout.

Prospectus Cover Page, I-3

6.

Please provide your basis for not returning funds to investors if a consummated acquisition has not occurred by a date 18 months after the effective date of the initial registration statement.  In that regard, we note your reference here and throughout your filing to your intent to return funds 24 months from the closing of the offering, and also note your reference to 18 months “from the closing of this offering.” Refer to Rule 419.

We have amended our disclosure to be consistent throughout the document that we will return funds to investors “18 months after the effective date of the initial registration statement.”

7.

Please explain why the table on your prospectus cover page suggests that you will receive no proceeds from the offering.  Alternatively, please revise the table.

We have amended the prospectus cover page table to correctly read as follows:

	Per Share	Total
Price to Public, Offering	$0.10	$100,000
Underwriting Discounts and Commissions, Offering	-0-	-0-
Proceeds to Stem Sales, Inc.	$0.10	$100,000

Prospectus Summary, page I-5

8.

We note your disclosure that if you are unable to consummate your initial business combination within the relevant time period, you will “as promptly as possible but not more than ten business days thereafter” redeem 100% of your outstanding public shares with the funds held in the escrow account.  However, Rule 419(e)(2)(iv) requires return of the funds within five business days.  Please revise.

Upon further review of Rule 419(e)(2)(iv) we have amended our disclosure to “five business days” throughout our document.

9.

We note your disclosure that the target business or businesses that you acquire will have a collective fair market value substantially in excess of 80% of “the escrow account balance.” However, such statement does not appear to comply with Rule 419(e)(1), which refers to 80 percent “of the maximum offering proceeds.” Please revise.

Upon further review of Rule 419(e)(1) we have amended our disclosure throughout our document to “80 percent of the maximum offering proceeds.”

10.

We note your reference to amendments to your certificate of incorporation with respect to your pre-business combination activities. However, your certificate of incorporation filed as Exhibit 3.1 does not appear to address pre-combination activities.  Please revise.

We have amended our disclosure to the following:

“The founders’ shares are identical to the shares of common stock included in the primary offering. However, our founders have agreed (A) to vote their shares and any public shares acquired in or after this offering in favor of any proposed business combination, (B) not to propose, or vote in favor of an amendment to our certificate of incorporation prior to the consummation of such a business combination, (C) not to seek to convert any shares (including the founder shares) into the right to receive cash from the escrow account in connection with a stockholder vote to approve our proposed initial business combination and (D) that the founders’ shares shall not participate in any liquidating distribution of the escrow funds upon winding up if a business combination is not consummated.”

Rule 419 Requirements

11.

Please revise to clarify that Rule 419 applies to this offering.

We have amended our disclosure to read as follows:

The following are the requirements set forth under Rule 419 regarding the completion of a transaction as a blank check company.  All of the requirements of Rule 419 of the Securities Act of 1933, as amended are applicable to our offering.

Terms of the Offering, page I-8

12.

Please revise this section to disclose and clarify the protections of Rule 419 that are applicable to this offering, including with respect to the following:

•

The deposit of proceeds and securities;

•

For acquisitions that could result in the release of funds from escrow, the threshold criteria for the fair value of the business or net assets as compared to maximum offering proceeds;

•

The provision of information to investors regarding acquisitions;

•

The right to obtain a refund of deposited funds upon receipt of information regarding acquisitions; and

•

The return of deposited funds to investors if an acquisition meeting the specified criteria has not been consummated within 18 months after the effective date of the initial registration statement.

We have revised this section to include the elements of 419 listed in your comment.  The disclosure now reads as follows:

“If we engage in a registration statement offering, our securities for sale as a blank check company, or with a company that would still be considered a shell company or blank check company, will require registration subject to Rule 419 of the Securities Act of 1933, as amended (the “Securities Act”). The Securities and Exchange Commission has adopted a rule (Rule 419) which defines a blank-check company as (i) a development stage company, that is (ii) offering penny stock, as defined by Rule 3a51-1, and (iii) that has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies. We have filed this registration statement offering of our securities for sale before we complete a business combination with an operating company, therefore we are considered a blank check company within the meaning of Rule 419 and any sales of the stock issued in the offering require registration under the Securities Act, furthermore, the registered securities and the proceeds from this offering subject us to Rule 419 and require the following:

1)

Deposit and investment of proceeds.  All offering proceeds shall be deposited promptly into the escrow account; provided, however, that no deduction may be made for underwriting commissions, underwriting expenses or dealer allowances payable to an affiliate of the registrant.

(i)

Deposited proceeds shall be in the form of checks, drafts, or money orders payable to the order of the escrow agent or trustee.

(ii)

Deposited proceeds and interest or dividends thereon, if any, shall be held for the sole benefit of the purchasers of the securities.

(iii)

Deposited proceeds shall be invested in one of the following:

(A)

An obligation that constitutes a “deposit”, as that term is defined in section 3(l) of the Federal Deposit Insurance Act;

(B)

Securities of any open-end investment company registered under the Investment Company Act of 1940 that holds itself out as a money market fund meeting the conditions of paragraphs (c)(2), (c)(4) of Rule 2a-7 under the Investment Company Act:

(C)

Securities that are direct obligations of, or guaranteed as to principal or interest by, the United States.

(iv)

Interest or dividends earned on the funds, if any, shall be held in the escrow or escrow account until the funds are released in accordance with the provisions of this rule.  If funds held in the escrow or escrow account are released to a purchaser of the securities, the purchasers shall receive interest or dividends earned, if any, on such funds up to the date of release.  If funds held in the escrow or escrow account are released to the registrant, interest or dividends earned on such funds up to the date of release may be released to the registrant.

(v)

The registrant may receive up to 10 percent of the proceeds remaining after payment of underwriting commissions, underwriting expenses and dealer allowances permitted by paragraph (b)(2)(i) of this rule, exclusive of interest or dividends, as those proceeds are deposited into escrow or escrow account.

Deposit of securities.  All securities issued in connection with the offering, whether or not for cash consideration, and any other securities issued with respect to such securities, including securities issued with respect to stock splits, stock dividends, or similar rights, shall be deposited directly into the escrow or escrow account promptly upon issuance. The identity of the purchaser of the securities shall be included on the stock certificates or other documents evidencing such securities.

Securities held in escrow or escrow account are to remain as issued and deposited and shall be held for the sole benefit of the purchasers, who shall have voting rights, if any, with respect to securities held in their names, as provided by applicable state law.  No transfer or other disposition of securities held in the escrow or escrow account or any interest related to such securities shall be permitted other than by will or the laws of descent and distribution, or pursuant to a qualified domestic relations order as defined by the Internal Revenue Code of 1986 as amended, or Title 1 of the Employee Retirement Income Security Act, or the rules thereunder.

Warrants, convertible securities or others derivative securities relating to securities held in the escrow or escrow account may be exercised or converted in accordance with their terms; Provided, however, that securities received upon exercise or conversion, together with any cash or other consideration paid in connection with the exercise or conversion, are promptly deposited into the escrow or escrow account.

2)

Release of deposited funds and securities.

(i)

By Post-effective amendment for acquisition agreement: upon execution of an agreement(s) for the acquisition(s) of a business(es) or assets that will constitute the business (or a line of business) of the registrant and for which the fair value of the business(es) or net assets to be acquired represents at least Eighty percent (80%) of the maximum offering proceeds, including proceeds received or to be received upon the exercise or conversion of any securities offered, but excluding amounts payable to non-affiliates for underwriting commissions, underwriting expenses, and dealer allowances, the registrant shall file a post-effective amendment disclosing the entire transaction.

3)

Information to Investors Regarding Acquisitions.

(i)

Within five days of the effective date of a post-effective amendment(s), we must send by first class mail, or other prompt means, to each purchaser of securities in escrow a copy of the prospectus contained in the post-effective amendment and any amendment or supplement thereto.

(ii)

Each purchaser shall have no fewer than 20 business days and no more than 45 business days from the effective date of the post-effective amendment to notify the registrant in writing that the purchaser elects to remain an investor.  If we have not received written notification by the 45th business day following the effective date of the post-effective amendment, funds and interest or dividends, if any, held in escrow shall be sent by first class mail or other equally prompt means to the purchaser within five business days.

(iii)

If we do not consummate an acquisition within 18 months from the effective date of the initial registration statement, funds in escrow shall be returned by first class mail or equally prompt means to the purchaser within five business days following that date.

(iv)

No purchaser of our securities in this offering whose securities are held in escrow pursuant to Rule 419 shall be able to sell such security other than pursuant to a Qualified Domestic Relations Order as defined by the Internal Revenue Code of 1986 as amended or Title I of the Employee Retirement Income Security Act, or the rules thereunder.

The following are the terms of the offering as included in our escrow agreement.  Each purchaser has the right to receive information regarding an acquisition, including the requirement that pursuant to Rule 419(c) of the 1933 Securities Act Amended that, purchasers must confirm in writing that investment in the securities registrant.

Terms of the Offering.

The terms of the offering must provide, and the Company must satisfy, the following conditions.

Within five business days after the effective date of the post-effective amendment(s), the Company shall send by first class mail or other equally prompt means, to each purchaser of securities held in escrow or trust, a copy of the prospectus contained in the post-effective amendment and any amendment or supplement thereto;

Each purchaser shall have no fewer than 20 business days and no more than 45 business days from the effective date of the post-effective amendment to notify the Company in writing that the purchaser elects to remain an investor. If the Company has not received such written notification by the 45th business day following the effective date of the post-effective amendment, funds and interest or dividends, if any, held in the escrow or escrow account shall be sent by first class mail or other equally prompt means to the purchaser within five business days;

The acquisition(s) meeting the criteria set forth in the above paragraph will be consummated if a sufficient number of purchasers confirm their investments; and

If a consummated acquisition(s) meeting the requirements of this section has not occurred by a date 18 months after the effective date of the initial registration statement, funds held in the escrow account shall be returned by first class mail or equally prompt means to the purchaser within five business days following that date.

Conditions for release of deposited securities and funds.

Funds held in the escrow or escrow account may be released to the Registrant and securities may be delivered to the purchasers or other registered holder identified on the deposited securities only at the same time as or after:

The escrow agent or trustee has received a signed representation from the Company, together with other evidence acceptable to the escrow agent or trustee, that the requirements of Rule 419(e) have been met; and

Consummation of an acquisition(s) meeting the requirements of Rule 419(e)(2)(iii).  The Escrow Agent shall have no further duties hereunder after the disbursement or destruction of the Escrow Securities in accordance with Rule 419.

Conditions for return of deposited securities and funds.

If a consummated acquisition meeting the requirements of Rule 419 has not occurred by a date 18 months after the effective date of the initial registration statement,

The funds held in the escrow or escrow account shall be returned together with interest earned by first class mail or equally prompt means to the purchasers within five business days following that date.

The securities held in the escrow or escrow account shall be returned by first class mail or equally prompt means to the Registrant within five business days following that date.

Any public transactions in our Common Stock by will require compliance with the registration requirements under the Securities Act.

Furthermore, if we publicly offer any securities as a condition to the closing of any acquisition or business combination while we are a blank check or shell company, we will have to fully comply with Rule 419 of the Securities Act and deposit all funds in escrow pending advice about the proposed transaction to our stockholders fully disclosing all information required by Regulation 14A of the SEC and seeking the vote and agreement of investment of those stockholders to whom such securities were offered; if no response is received from these stockholders within 45 days thereafter or if any stockholder elects not to invest following our advice about the proposed transaction, all funds that must be held in escrow by us under Rule 419, as applicable, will be promptly returned together with interest earned to any such stockholder. All securities issued in any such offering will likewise be deposited in escrow, pending satisfaction of the foregoing conditions. In addition, if we enter into a transaction with a company that would still be considered a shell company or blank check company, the exemption from registration available from Rule 144, for the resale of our securities by our stockholders, would not be available to us.”

13.

Please also disclose the relevant restrictions on trading securities held in the escrow account.  Refer to Exchange Act Rule 15g-8.  In addition, please revise your disclosure at page I-5 regarding quotation on the OTCBB in light of such restrictions on selling securities in the escrow account.

We have added the following disclosure to provide the disclosure under the Exchange Act Rule 15g-8:

“No purchaser of our securities in this offering whose securities are held in escrow pursuant to Rule 419 shall be able to sell such security other than pursuant to a Qualified Domestic Relations Order as defined by the Internal Revenue Code of 1986 as amended or Title I of the Employee Retirement Income Security Act, or the rules thereunder.”

Risk Factors, page I-11

 If third parties brin g clai ms against us…, pa ge I-12

14.

We note your disclosure regarding the risks of third party claims and the proceeds in the escrow account.  Please tell us whether the deposit of the funds will comply with Rule 419(b)(1)(ii).

We have revised our document to clarify that we will comply with Rule 419(b)(1)(ii):

“Our placing of funds in the escrow account is to protect those funds from third party claims against us. Although we will seek to have all vendors and service providers we engage and prospective target businesses we negotiate with execute agreements with us waiving any right, title, interest or claim of any kind in or to any monies held in the escrow account for the benefit of our public stockholders, they may not execute such agreements. Furthermore, even if such entities execute such agreements with us, they may seek legal recourse against the escrow account. A court may not uphold the validity of such agreements and subject the funds in escrow to claims of third parties. Accordingly, the proceeds held in the escrow account could be subject to claims which could take priority over those of our public stockholders. Therefore, the distribution from the escrow account to each holder of shares of common stock may be less than $.10 plus interest, due to such claims.

Additionally, if we are forced to file a bankruptcy case or an involuntary bankruptcy case is filed against us which is not dismissed, the proceeds held in the escrow account could be subject to applicable bankruptcy law, and may be included in our bankruptcy estate and subject to the claims of third parties with priority over the claims of our stockholders. To the extent any bankruptcy claims deplete the escrow account we may not be able to return to our holders of shares of common stock at least $.10.”

Our officers and directors have pre-ex isting fiduci ar y and cont ractu al obligations…, page I-15

15.

Please revise to disclose the relevant fiduciary and contractual obligations of your officers and directors.

We have revised our document per your comment by removing this Risk Factor.

The shares b enefi ciall y o wned b y our of ficers and directors…, pa ge I-15

16.

We note your reference to “insider shares,” “private shares” and “private warrants.” We also note your references in other sections in your filing to “private units.” Please revise to clarify the ownership of your officers and directors with respect to such securities.

We have revised our document to clarify the ownership of our officers and directors:

“Our officers and directors have waived their right to convert their shares, or any other shares of common stock acquired in this offering or thereafter, or to receive distributions with respect to their shares upon our liquidation if we are unable to consummate our initial business combination. Accordingly, these securities will be substantially worthless if we do not consummate our initial business combination. The personal and financial interests of our directors and officers may influence their motivation in timely identifying and selecting a target business and completing a business combination. Consequently, our directors’ and officers’ discretion in identifying and selecting a suitable target business may result in a conflict of interest when determining whether the terms, conditions and timing of a particular business combination are appropriate and in our stockholders’ best interest.”

We will offer each public shareholder the option to vote..., page I-16

17.

Please revise to clarify the anticipated timing of the shareholder vote in the context of the anticipated timing of the provision of information to investors pursuant to Rule 419(e)(2).

We have amended our disclosure to include the timing of the shareholder vote per Rule 419(e)(2):

“In connection with any meeting held to approve an initial business combination, we will offer each public stockholder the right to have his, her or its shares of common stock vote for or against such proposed business combination. We will consummate our initial business combination only if we have a majority of the outstanding shares of common stock voted in favor of the business combination.  Each shareholder shall have no fewer than 20 business days or more than 45 business days to notify us in writing of their decision to remain an investor in any proposed business combination.”

 Our founde rs, including our officers and dir ectors , will control a substantial interest…, pa ge I -17

18.

We note your reference in this section to possible purchases by officers and directors of your securities in the open market or in private transactions.  We also note your reference on page I-22 to a public market for your shares of common stock.  Please advise as to how there would be a market for your securities, given that it appears that the shares held by public investors would all be held in escrow during the relevant period.

We have revised our document per your comment:

“Upon consummation of our offering and sale of the stock in this offering, our founders, including our officers and directors, will collectively own approximately 50.0% of our issued and outstanding shares of common stock (assuming they do not purchase any units in this offering). None of our founders, officers, directors or their affiliates has indicated any intention to purchase units in this offering or any units or shares from persons in private transactions. However, our founders, officers, directors or their affiliates could determine in the future to make such purchases in private transactions, to the extent permitted by law, in order to influence the vote. In connection with any vote for a proposed business combination, our founders, as well as all of our officers and directors, have agreed to vote the shares of common stock owned by them immediately before this offering as well as the private shares and any shares of common stock acquired in this offering or in the aftermarket in favor of such proposed business combination.”

Liquidity and Capital Resources, page I-34

19.

We note your disclosure in this section regarding your working capital requirements prior to a business combination.  Please revise to clarify your source of funds for such requirements, given the placement of investor funds in escrow.

We have revised our source of funds per your comment:

“Further, we have incurred and expect to continue to incur costs in pursuit of our financing and acquisition plans. Management’s plans to address this uncertainty through this offering are discussed above. Our plans to raise capital or to consummate our initial business combination may not be successful. These factors, among others, raise substantial doubt about our ability to continue as a going concern.

We intend to use substantially all of the net proceeds of this offering, including the funds held in the escrow account, to acquire a target business or businesses and to pay our expenses relating thereto.  To the extent that our capital stock is used in whole or in part as consideration to effect our initial business combination, the remaining proceeds held in the escrow account as well as any other net proceeds not expended will be used as working capital to finance the operations of the target business. Such working capital funds could be used in a variety of ways including continuing or expanding the target business’ operations, for strategic acquisitions and for marketing, research and development of existing or new products.

We believe that, upon consummation of this offering, the $100,000, of net proceeds held in the escrow account, plus the interest earned on the escrow account balance (net of income and other tax obligations) that may be released to us to fund our working capital requirements which we anticipate will be approximately $30,000, which we will use from our present cash on hand will be sufficient to allow us to operate for at least the next 24 months, assuming that a business combination is not consummated during that time. Over this time period, we will be using our current funds for identifying and evaluating prospective acquisition candidates, performing business due diligence on prospective target businesses, traveling to and from the offices, plants or similar locations of prospective target businesses, reviewing corporate documents and material agreements of prospective target businesses, selecting the target business to acquire and structuring, negotiating and consummating the business combination. We anticipate that we will incur approximately:

•

$5,000 of expenses for the search for target businesses and for the legal, accounting and other third-party expenses attendant to the due diligence investigations, structuring and negotiating of our initial business combination;

•

$5,000 of expenses for the due diligence and investigation of a target business by our officers, directors and founders;

•

$5,000 of expenses in legal and accounting fees relating to our SEC reporting obligations; and

•

$15,000 for general working capital that will be used for miscellaneous expenses, liquidation obligations and reserves, including director and officer liability insurance premiums.

If our estimates of the costs of undertaking in-depth due diligence and negotiating our initial business combination is less than the actual amount necessary to do so, or the amount of interest available to us from the escrow account is less than we expect as a result of the current interest rate environment, we may have insufficient funds available to operate our business prior to our initial business combination. Moreover, we may need to obtain additional financing either to consummate our initial business combination or because we become obligated to redeem a significant number of our public shares upon consummation of our initial business combination, in which case we may issue additional securities or incur debt in connection with such business combination. Subject to compliance with applicable securities laws, we would only consummate such financing simultaneously with the consummation of our initial business combination. Following our initial business combination, if cash on hand is insufficient, we may need to obtain additional financing in order to meet our obligations.”

Financial Statements

 Statement of Shareholders’ Equit y, pa ge F -5

20.

The presentation indicates that you sold 200,000 shares of common stock during the reporting period.  However, this number does not appear to reconcile to the number of shares issued and outstanding as of June 30, 2014.  Please revise as necessary.

We have revised our document as follows:

	Common Stock			Additional Paid in Capital	Accumulated Deficit	Total Equity
	Shares		Amount
Inception	0		$0	$0	$0	$0
Sale of Stock	1,000,000		$10,000	$40,000	$-	$50,000
Net Loss		$		$-	$(16,806)	$(16,806)
Balance as of June 30, 2014	1,000,000		$10,000	$40,000	$(16,806)	$33,194

Outside Back Cover Page

21.

Please provide the dealer prospectus delivery obligation legend required by Item 502(b) of Regulation S-K on the outside back cover page of your prospectus.

We have revised our document to include the legend required by Item 502(b) of Regulations S-K as follows:

[OUTSIDE BACK COVER PAGE]

Prospectus

STEM SALES, INC.

1,000,000 SHARES OF COMMON STOCK

Dealer Prospectus Delivery Obligation

Until                , 2014 all dealers that effect transactions in these shares of common stock, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

THE DATE OF THIS PROSPECTUS IS       , 2014

Signatures, page II-4

22.

Please revise your signature page to identify your principal executive officer, principal financial officer, and controller or principal accounting officer.  Please refer to Instruction 1 to Signatures on Form S-1.

We have revised our signature page as follows:

 SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Largo, Florida, on the day of September 5, 2014.

STEM SALES, INC.

By:	/s/ ROBERT M. SNIBBE, JR.
Name:	Robert M. Snibbe, Jr.
Title:	President and Director

By:	/s/ BETTINA ELSNER
Name:	Bettina Elsner
Title:	Secretary and Director

 Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons and in the capacities and on the dates indicated.

Name	Title	Date
/s/ ROBERT M. SNIBBE, JR.	President and Director, Principal Financial Officer and Principal Accounting Officer	September 5, 2014
Robert M. Snibbe, Jr.

/s/ BETTINA ELSNER	Secretary and Director	September 5, 2014
Bettina Elsner

Exhibit 3.1

23.

We note that you have electronically filed your articles of incorporation in an un-searchable format.  Please amend your filing to make sure all exhibits are submitted in a text searchable format.  Refer to Section 5.1 of the EDGAR Filer Manual (Volume II) EDGAR Filing (Version 27) (June 2014) and Item 301 of Regulation S-T.

We have amended our exhibits to be in a text searchable format.

Exhibit 10

24.

Both the first recital and Section 3 of your subscription escrow agreement reference a minimum amount to be sold in the offering.  However, you disclose on pages I-2 and I-24 of your registration statement that there is no minimum number of shares to be sold in this offering.  In addition, the terms set forth in Section 3 of the subscription escrow agreement with respect to release of funds to the registrant do not appear to be consistent with disclosure in your prospectus regarding the conditions for the release of such funds. Please advise.

The disclosure in Exhibit 10 has been modified to read as follows:

“At such time as the Escrow Agent has received written notice from the Company that any

Subscription Proceeds have been received by the Company and delivered to the Escrow Agent, the Escrow Agent shall, subject to the receipt of such Subscription Proceeds, disburse all Subscription Proceeds then held by the Escrow Agent and any earnings thereon to the account of the Company in accordance with written directions provided by the Company and that the requirements of Rule 419(e) have been met, and thereupon this Agreement (except as otherwise provided herein) shall terminate.”

25.

We note that Section 3(b) of the subscription escrow agreement contemplates the return of funds to investors without payment of interest. Please tell us how this complies with Rule 419.

Upon further review of Rule 419 we have amended the disclosure in Exhibit 10 as follows:

“If at least One Thousand Dollars and No/100 ($1,000.00) has not been deposited with the Escrow Agent on or before _____, 20__ ( the “Termination Date”) and the Company has not theretofore notified the Escrow Agent in writing of an extension of the Offering, then the Escrow Agent shall refund to each of the Subscribers the full amount of Subscription Proceeds held by the Escrow Agent for such Subscriber, with payment of interest.”

26.

We note the investment selection instructions provided in Exhibit C to the subscription escrow agreement.  Please tell us whether the Federated Tax Free Obligations Fund satisfies the investment requirements set forth in Rule 419(b)(2).

Exhibit 10 has been amended to conform to Rule 419(b)(2).

The Company acknowledges that:

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should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

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the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

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the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/Robert M. Snibbe, Jr.

Robert M. Snibbe, Jr

President